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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 19)*

                               CERNER CORPORATION
--------------------------------------------------------------------------------
                                (NAME of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156782104
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                                 (CUSIP Number)

                               DECEMBER 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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                                 SCHEDULE 13G/A
                          FILED PURSUANT TO RULE 13d-7

Item 1(a):        Name of Issuer:

                           Cerner Corporation

Item 1(b):        Name of Issuer's Principal Executive Offices:

                           2800 Rockcreek Parkway, 601
                           Kansas City, MO  64117

Item 2(a):        Name of Person Filing:

                           Neal L. Patterson

Item 2(b):        Address or Principal Business Office or, if None, Residence:

                           2800 Rockcreek Parkway, Suite 601
                           Kansas City, MO  64117

Item 2(c):        Citizenship:

                           United States

Item 2(d):        Title of Class of Securities:

                           Common Stock

Item 2(e):        CUSIP Number:

                           156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           Not Applicable.


Item 4:           Ownership

                           (a)      Amount Beneficially Owned:                                       3,759,101 *

                           (b)      Percent of Class:                                                    10.18%

                           (c)      Number of Shares as to which such person has:

                                    (i)      sole power to vote or to direct the vote:               3,705,101 *

                                    (ii)     shared power to vote or to direct the vote:                54,000

                                    (iii)    sole power to dispose or to direct the disposition of:  3,705,101 *

                                    (iv)     shared power to dispose or to direct the disposition of:   54,000

                                             * Such number of shares includes
                                             278,891 held by Jeanne
                                             Lillig-Patterson, wife of Neal L.
                                             Patterson, as trustee for their
                                             minor children. Such number of
                                             shares excludes 21,237 shares
                                             beneficially owned by Jeanne-Lillig
                                             Patterson. Neal L. Patterson denies
                                             beneficial ownership of such shares
                                             and the description herein of such
                                             shares shall not be construed as
                                             and admission that Neal L.
                                             Patterson is, for purposes of
                                             Section 13(d) or 13 (g) of the
                                             Securities Exchange Act of 1934,
                                             the beneficial owner of such
                                             securities.

Item 5:           Ownership of Five Percent or Less of a Class.



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                           If this statement is being filed to report the fact
                           that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person

                           Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable.

Item 8:           Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9:           Notice of Dissolution of Group.

                           Not Applicable.

Item 10:          Certification

                           Not Applicable.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /s/ Neal L. Patterson
    ------------------------------------------------
    Neal L. Patterson
    Chairman of the Board and Chief Executive Officer



    February 15, 2005
    -----------------
    Date